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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)

                              COLUMBIA ENERGY GROUP
                            (NAME OF SUBJECT COMPANY)


                              COLUMBIA ENERGY GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    197648108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL W. O'DONNELL
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                             HERNDON, VIRGINIA 20171
                                 (703) 561-6000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This    Amendment    No.    17    amends    and     supplements     the
Solicitation/Recommendation   Statement   on  Schedule   14D-9  filed  with  the
Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999, July 9, 1999, July 12, 1999, July 15, 1999, July 16, 1999, July
20, 1999, July 22, 1999, July 30, 1999,  August 3, 1999,  August 4, 1999, August
5, 1999,  August 6, 1999,  August 9, 1999,  August 11, 1999, August 12, 1999 and
August 13, 1999 (as so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash through its wholly-owned
subsidiary,   CEG  Acquisition  Corp.,  a  Delaware  corporation,   all  of  the
outstanding common shares, par value $0.01 per share, of the Company (the "Offer"). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         Item 6 is hereby supplemented and amended by adding the following:

         On August 13, 1999, pursuant to its previously announced repurchase program, the Company purchased 9,000 Shares on the open market at a weighted average price per share of $60.4444.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 is hereby supplemented and amended by adding the following:

         In connection with two lawsuits brought against the Company seeking to enjoin the Company's stock repurchase program, on August 13, 1999 the Delaware Chancery Court revised the scheduling of a hearing, pushing the hearing back to early or mid-December 1999 from an originally contemplated date of September 22, 1999.

         The Court noted that the Company "seems to be taking every measure possible to assuage . . . fears that any of its board's actions might be tainted by entrenchment motives."

         Further, the Court noted the Company's intimation that "NiSource's discovery requests are simply a way for NiSource to obtain currently nonpublic information relating to [Columbia's] internal valuation information." The Court encouraged the Company to "make the court aware of" any perceived problems and to "suggest appropriate limitations."

         The foregoing description of the Court's statement is qualified in its entirety by reference to the full text of such statement, which is attached hereto as exhibit (a)(17).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby supplemented and amended by adding the following:

         Exhibit (a)(17)  -  Statement of the  Delaware  Chancery  Court,  dated
                             August 13, 1999.







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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        COLUMBIA ENERGY GROUP


                                        By:  /s/ Michael W. O'Donnell
                                           ------------------------------
                                        Name:  Michael W. O'Donnell
                                        Title:  Senior Vice President and
                                                  Chief Financial Officer


Dated: August 16, 1999

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                                  Exhibit List


Exhibit (a)(17)  -  Statement of the Delaware  Chancery Court,  dated August 13,
                    1999